Exhibit 99.4

Consent to Termination of Uniform Marketing Agreement

The undersigned, being a member of Midwest Investors of Renville Inc., a Minnesota cooperative doing business as “Golden Oval Eggs” and party to a Uniform Marketing Agreement with Midwest Investors of Renville, Inc., hereby agrees and consents to the termination of such Uniform Marketing Agreement, provided, however, that such termination shall become effective only upon the effective date of the proposed merger of Midwest Investors of Renville, Inc. with and into Golden Oval Eggs, LLC, a Delaware limited liability company. In the event that such merger is not approved by the voting members of the cooperative or otherwise does not become effective prior to December 31, 2004, the undersigned agrees that the Uniform Marketing Agreement shall remain in full force and effect in accordance with its terms and conditions, without amendment or modification.

Member’s Signature

Dated , 2004